SEC FILE NO. 70-8369





                          SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C. 20549
















                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS














                         GENERAL PUBLIC UTILITIES CORPORATION
                               ENERGY INITIATIVES, INC.

                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          ----------------------------------------
          In The Matter of                        )
                                                  )
          GENERAL PUBLIC UTILITIES CORPORATION    )    Certificate Pursuant
          ENERGY INITIATIVES, INC.                )    to Rule 24 of Partial
                                                  )    Completion of
          SEC File No. 70-8369                    )    Transactions
                                                  )
          (Public Utility Holding                 )
          Company Act of 1935)                    )
          ----------------------------------------


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The undersigned, General  Public Utilities  Corporation

          ("GPU")  and  Energy  Initiatives, Inc.  ("EI"),  hereby  certify pursuant to Rule 24 of the Rules and Regulations under the Public

          Utility  Holding Company Act of 1935 (the "Act"), that certain of the transactions  proposed in the Application,  as amended, filed in SEC File No. 70-8369, have been carried out in accordance with the Commission's Order,  dated May 18, 1994 with respect thereto,

          as follows:

               1.   As previously  reported in the Certificate  Pursuant to

          Rule 24  dated June 21, 1994,  filed in this docket,  on June 13,

          1994  EI acquired  from North  Canadian Resources,  Inc. ("NCRI")

          pursuant to a Stock  Purchase and Sale Agreement dated  March 31,

          1994, as  amended ("Stock Purchase Agreement"),  the common stock of North  Canadian Power Incorporated (since  renamed NCP Energy,

          Inc.) ("NCP"),  together with NCP's indirect  ownership interests in,  among  other  projects,  the  Lake  and  Pasco  Cogeneration

          Projects.   Immediately  prior to  EI's  acquisition of  the  NCP
          common  stock, a  1%  general  partner  and an  aggregate  56.95%

          limited partner interests ("Lake  Interests") in the Lake Project were transferred  to Lake Interest Holdings  Inc., a wholly-owned special  purpose Delaware  subsidiary of  NCRI, and  an aggregate

          3.15%  of limited  partner interests  ("Pasco Interests")  in the

          Pasco Project  were transferred  to Pasco Interest  Holdings Inc.

          ("PIHI"),   another   wholly-owned   special   purpose   Delaware

          subsidiary  of NCRI.  Pursuant  to the Amended  and Restated Lake

          Interest  Option Agreement,  dated  as of  June  13, 1994  ("Lake

          Option  Agreement"),  and the  Pasco  Interest  Option Agreement,

          dated as of June 13, 1994 ("Pasco  Option Agreement"), EI (or its

          subsidiary or  assignee) was  granted the exclusive  option until

          March 31, 1995, to  acquire all or specified portions of the Lake and  Pasco  Interests, subject  to  the  satisfaction of  certain conditions  precedent  set  forth  in  these  Option  Agreements.

          Pursuant to First Amendments dated as  of January 1, 1995 to each of the Lake  Interest Option Agreement and Pasco  Interest Option

          Agreement,  the dates by which such options may be exercised were extended to not later than December 31, 1995.

               2.   On December 29, 1995,  Dade Investment, L.P. ("DIL"), a

          Delaware  limited partnership in which EI  indirectly owns all of the  partnership interests,  acquired from  PIHI a  3.05% limited partnership interest in Pasco Cogen, Ltd., the owner of the Pasco

          Project,   pursuant  to   the   Pasco  Option   Agreement.     In

          consideration therefor, NCRI received payment of  $1,324,000 from the  escrow account maintained  by Harris Trust  and Savings Bank

          ("Escrow Agent") in accordance with the terms of the Pasco Option





          Agreement and the Amended and Restated Escrow Agreement dated  as

          of  June 13, 1994, as  amended ("Escrow Agreement").   The Escrow

          Agent  also disbursed  $62,099.40  to NCRI  and $5,589.59  to GPU representing interest accrued  on such  amount.  As  a result  of such  acquisition by DIL,  EI now  indirectly holds  an aggregate

          49.9% partnership interest in Pasco Cogen, Ltd.

               3.   In addition, on December 29, 1995,  EI and NCRI entered

          into  a Second Amendment to the Lake Option Agreement pursuant to which, among other things, the  option exercise date was extended to not later than June 30,  1997.  EI, NCRI and the Escrow  Agent also  entered into  a Second  Amendment to  the Escrow  Agreement which extended the term of the Escrow Agreement to June 30, 1997.

               4.   The following exhibits are filed in Item 6:

                    B-1(ii)   -    Second Amendment to Amended and Restated
                                   Lake Interest Option Agreement

                    B-2(b)    -    Second Amendment to Amended and Restated
                                   Escrow Agreement



























                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        ENERGY INITIATIVES, INC.


                                        By: /s/ B. L. Levy
                                              B. L. Levy, President


                                        GENERAL PUBLIC UTILITIES CORPORATION


                                        By: /s/ T. G. Howson
                                             T. G. Howson, Vice President
                                             and Treasurer

          Date:     January 9, 1996